Exhibit 99(b)

UNAUDITED REVERSE RECONCILIATION OF

SELECTED FINANCIAL INFORMATION

Our consolidated financial statements are prepared in accordance with U.S. GAAP as described in the notes thereto. The basis of our consolidated financial statements prepared under U.S. GAAP is significantly different from Japanese GAAP in certain respects. Under Japanese banking regulations and Tokyo Stock Exchange rules, we are required to report our annual and quarterly results prepared in accordance with Japanese GAAP. We present below a reverse reconciliation of total equity under U.S. GAAP to net assets under Japanese GAAP as of March 31, 2019 and net income before attribution of noncontrolling interests for the fiscal year ended March 31, 2019.

As of March 31, 2019
(in millions)
Total equity in accordance with U.S. GAAP	¥15,984,748
Differences arising from different accounting for:
1. Investment securities	77,262
2. Loans	(11,499)
3. Allowance for credit losses	151,564
4. Fixed assets	391,857
5. Pension liability	(13,524)
6. Derivative financial instruments and hedging activities	233,526
7. Compensated absences	44,066
8. Long-term debt	(271)
9. Consolidation	362,025
10. Goodwill	213,079
11. Intangible assets	(8,940)
12. Investments in equity method investees	616,445
Other	(598,176)
Deferred income tax effects, when applicable	(180,485)

Net assets in accordance with Japanese GAAP	¥17,261,677

For the fiscal year ended March 31, 2019
(in millions)
Net income before attribution of noncontrolling interests in accordance with U.S. GAAP	¥737,605
Differences arising from different accounting for:
1. Investment securities	176,130
2. Loans	418
3. Allowance for credit losses	85,365
4. Fixed assets	(30,706)
5. Pension liability	(29,614)
6. Derivative financial instruments and hedging activities	(92,415)
7. Compensated absences	4,669
8. Long-term debt	(3,963)
9. Consolidation	94,392
10. Goodwill	(17,431)
11. Intangible assets	4,670
12. Investments in equity method investees	70,580
Other	(404)
Deferred income tax effects, when applicable	(49,538)

Net income before attribution of noncontrolling interests in accordance with Japanese GAAP	¥949,758

Explanation of Differences between U.S. GAAP and Japanese GAAP

Major factors which explain the differences shown in the above table are as follows:

1. Investment securities

The cost basis of certain securities is different under U.S. GAAP and Japanese GAAP due primarily to the following:

•

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) merged with UFJ Holdings, Inc. (“UFJ Holdings”), with MTFG being the surviving entity, and was renamed “Mitsubishi UFJ Financial Group, Inc.” Under U.S. GAAP, in accordance with the guidance on accounting for business combinations, the assets and liabilities of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. Therefore, the new cost basis of investment securities, including available-for-sale and other investment securities, of UFJ Holdings was established and they were recognized at fair value as of October 1, 2005. Under Japanese GAAP, which was effective as of October 1, 2005, the new cost basis was not established for such investment securities and they were carried over at their historical cost basis.

•

Under U.S. GAAP, other-than-temporary impairment is recognized in earnings for a debt security if an entity has intent to sell such a debt security or if it is more likely than not that the entity will be required to sell such a debt security before recovery of its amortized cost basis. If not, the credit component of other-than-temporary impairment on the debt security is recognized in earnings, but the noncredit component is recognized in other comprehensive income. In determining whether a decline in fair value below cost is other-than-temporary, in addition to the ability and positive intent to hold the investments for a period sufficient to allow for any anticipated recovery in fair value, factors such as the extent of decline in fair value below cost and the length of time that the decline has continued are considered. In addition, marketable equity securities are measured at fair value with unrealized gains or losses reflected in net income. Under Japanese GAAP, significant declines in the fair value of securities below cost are recorded in earnings for both debt security and marketable equity security. In determining a significant decline, the extent of the decline in fair value below cost and credit standing of the issuers are considered.

•

Under U.S. GAAP, measurement alternative is elected for nonmarketable equity securities, and these securities are primarily measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. Under Japanese GAAP, these securities are measured at cost minus impairment, but changes resulting from observable price changes are not recognized.

•

U.S. GAAP requires accounting for the transactions at fair value when investments in acquired companies are exchanged for investments in the surviving companies in accordance with the guidance on accounting for nonmonetary exchange of cost-method investments, while these transactions have been accounted for at cost under Japanese GAAP.

•

Under U.S. GAAP, changes in the fair value of foreign securities held by MUFG Bank and Mitsubishi UFJ Trust and Banking are recognized in earnings since the fair value option was elected for these foreign securities in accordance with the guidance on accounting for fair value options for financial assets and financial liabilities. Under Japanese GAAP, only the changes attributable to movements in foreign currency exchange rates are recognized in earnings and the other changes in the fair value are recognized in other comprehensive income.

2. Loans

Under U.S. GAAP, loan origination fees, net of certain direct origination costs, are deferred and recognized as income over the contractual life of the loans, while under Japanese GAAP, they are primarily recognized in earnings at the time of origination.

3. Allowance for credit losses

Under U.S. GAAP, the credit loss allowance for impaired loans is calculated primarily based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent, in accordance with the guidance on accounting by creditors for the impairment of a loan. Under Japanese GAAP, an allowance is provided for certain types of impaired loans based on historical loss experience. This difference between U.S. GAAP and Japanese GAAP generally results in a larger amount of allowance for credit losses under U.S. GAAP.

4. Fixed assets

The differences between Japanese GAAP and U.S. GAAP principally consist of (1) Premises and equipment, and (2) Land revaluation.

(1) Premises and equipment

Under U.S. GAAP, a nonmonetary asset acquired in exchange for another nonmonetary asset is generally recorded at the fair value of the asset surrendered or that of the asset received, and a gain or loss is recognized on the exchange. Under Japanese GAAP, the asset received is recorded at the cost of the asset surrendered in relevant types of exchange transactions, resulting in no gain or loss.

(2) Land revaluation

U.S. GAAP does not allow revaluation of operating assets and requires land to be recorded at cost. Under Japanese GAAP, land used for business operations of domestic subsidiaries was revalued as of March 31, 1998 for Bank of Tokyo-Mitsubishi, as of March 31, 2002 for The Mitsubishi Trust and Banking Corporation and as of December 31, 2001 for other domestic subsidiaries of MTFG with the corresponding impact recorded directly in equity as well as related deferred tax assets/liabilities, pursuant to the Law concerning Revaluation of Land. Accordingly, land held on the revaluation dates are recorded at different values.

5. Pension liability

Under both U.S. GAAP and Japanese GAAP, the funded status of defined benefit plans is recognized as assets or liabilities in a consolidated balance sheet, and actuarial gains or losses and prior service costs or benefits that have not yet been recognized through earnings as net periodic benefit cost are recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. Actuarial gains or losses are amortized based on corridor approach under U.S. GAAP, while they are amortized over a specified number of years under Japanese GAAP.

6. Derivative financial instruments and hedging activities

MUFG utilizes derivatives to manage its exposures to fluctuations in market factors such as interest rates and foreign exchange rates arising from mismatches in the risk profiles of assets and liabilities. Under U.S. GAAP, most derivatives used by MUFG are accounted for as trading assets or liabilities because they do not qualify for hedge accounting under the criteria prescribed in the guidance on accounting for derivative instruments and hedging activities. Japanese GAAP permits hedge accounting for certain derivative hedging activities, including portfolio hedges, using less restrictive hedging criteria.

In addition, bifurcation requirements are different between U.S. GAAP and Japanese GAAP. Under U.S. GAAP, if the economic characteristics and risks of the embedded derivatives are deemed “clearly and closely related” to the economic characteristics and risks of the host contracts, the embedded derivatives are not bifurcated from their host contracts. Under Japanese GAAP, the embedded derivatives may be bifurcated from their host contracts if the risk of the embedded derivatives and host contracts are managed separately.

7. Compensated absences

Under U.S. GAAP, in accordance with the guidance on accounting for compensated absences, an employer is required to accrue a liability for employees’ rights to receive compensation for future absences such as unused vacations and holidays when certain conditions are met (for example, unexpired vacation benefits that employees have earned but have not yet taken). Under Japanese GAAP, employers are not required to recognize liabilities and accordingly, no liabilities are recognized for such short-term employee benefits.

8. Long-term debt

Under U.S. GAAP, in accordance with the guidance on accounting for business combinations, the new cost basis of long-term debt of UFJ Holdings was established and it was recognized at fair value as of October 1, 2005. Under Japanese GAAP, which was effective as of October 1, 2005, the new cost basis was not established and the long-term debt was recorded at its historical cost basis.

9. Consolidation

The scope of consolidation is different under U.S. GAAP and Japanese GAAP primarily because, under U.S. GAAP, the primary beneficiary must consolidate variable interest entities based on variable interests, which resulted in additional consolidation of certain variable interest entities. Japanese GAAP does not have a concept of variable interest entities.

On the other hand, certain variable interest entities including funding vehicles, which are consolidated under Japanese GAAP due to the majority ownership of the voting rights, are not consolidated under U.S. GAAP because MUFG and its consolidated subsidiaries are not their primary beneficiaries.

The breakdown of the impact of the difference on total equity is as follows.

	Consolidation under U.S. GAAP	Deconsolidation under U.S. GAAP	Total
	(in millions)
Investment securities	¥1,626,879	¥(147,470)	¥1,479,409
Loans	(2,726,932)	911,425	(1,815,507)
Trading account assets	(1,651,750)	(24,616)	(1,676,366)
Short-term borrowings	2,302,565	(28,531)	2,274,034
Long-term debt	600,687	156,254	756,941
Others	(477,976)	(178,510)	(656,486)

Total	¥(326,527)	¥688,552	¥362,025

The breakdown of the impact of the difference on net income before attribution of noncontrolling interests is as follows.

	Consolidation under U.S. GAAP	Deconsolidation under U.S. GAAP	Total
	(in millions)
Investment securities	¥20,705	¥(6,988)	¥13,717
Loans	(52,739)	174,024	121,285
Trading account assets	6,733	(268)	6,465
Short-term borrowings	42,182	(121)	42,061
Long-term debt	10,370	26,901	37,271
Others	14,142	(140,549)	(126,407)

Total	¥41,393	¥52,999	¥94,392

10. Goodwill

Under U.S. GAAP, in accordance with the guidance on accounting for business combinations, identifiable assets acquired, liabilities assumed, and any noncontrolling interest in an acquired company are recorded at fair value at the date of acquisition. Goodwill is the excess of the fair value of noncontrolling interest and consideration transferred, over the fair value of identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is subject to an annual impairment test at the reporting unit level, and also reviewed more frequently if events or changes in circumstance indicate that the goodwill might be impaired. Under Japanese GAAP, goodwill is the difference between the purchase price consideration and the acquirer’s share of fair value of the net assets acquired. Goodwill is amortized by straight-line method over the estimated period not exceeding 20 years, and an impairment test is required only if indication of impairment is identified.

In addition, the acquisition of UFJ Holdings has been accounted for by a method similar to pooling-of-interests, and consequently goodwill has not been recognized in accordance with Japanese GAAP, which was effective as of October 1, 2005.

11. Intangible assets

Under U.S. GAAP, in accordance with the guidance on accounting for business combinations, all identifiable intangible assets acquired in purchase transactions are recorded at fair value at the date of acquisition. Intangible assets with definite useful lives are amortized over their estimated useful life and reviewed for impairment whenever events or changes in circumstance indicate that their carrying amount may not be recoverable. Intangible assets with indefinite useful lives are tested for impairment at least annually, and also reviewed more frequently if events or changes in circumstance indicate that the assets might be impaired. Under Japanese GAAP, which was effective as of October 1, 2005, intangible assets have not been recognized in connection with the acquisition of UFJ Holdings.

12. Investments in equity method investees

Under U.S. GAAP, a portion of a difference between the cost of an investment and the amount of underlying equity in net assets of an investee is not amortized. A loss in value of an investment that is other than a temporary decline is recognized as an impairment loss. Under Japanese GAAP, goodwill which is included in investments in equity method investees is amortized by straight-line method. If a decline in the market value below the cost is substantial, based on the extent of decline in market value and the credit standing of the issuers, an impairment loss is recognized within the limit of the amount of unamortized goodwill.